Exhibit (l)(2)

SUBSCRIPTION AGREEMENT

This Agreement is made as of the 28th day of October, 2025 between Palmer Square Capital Management, LLC, a Delaware limited liability company (the “Purchaser”), and Palmer Square Funds Trust, a Delaware statutory trust (the “Trust”). A copy of the Certificate of Trust is on file with the Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

WHEREAS, the Trust wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Trust, 1.049 common share of beneficial interest (“Shares”) of the Palmer Square Ultra-Short Duration Investment Grade Fund at $20.01 per Share for an aggregate purchase price of $21.00 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Trust of said payment;

NOW, THEREFORE, the parties hereto agree as follows:

1.       Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Trust $21.00 in full payment for the Shares.

2.       The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

Palmer Square Capital Management, LLC

/s/ Scott A. Betz
Name: Scott A. Betz
Title: Chief Operating Officer

Palmer Square Funds Trust

/s/ Jeffrey D. Fox
Name: Jeffrey D. Fox
Title: Principal Executive Officer